UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION

                    Washington, D. C. 20549



                           FORM 11-K



[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934


        For the fiscal year ended December 31, 2000

                           OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934



                Commission file number 1-8841



               FPL Group Employee Thrift Plan
                  (Full title of the plan)



                      FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)



                    700 Universe Boulevard
                  Juno Beach, Florida 33408
           (Address of principal executive office)




INDEPENDENT AUDITORS' REPORT



EMPLOYEE BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS OF FPL GROUP, INC.:

We have audited the accompanying statements of net assets available for benefits of the FPL Group Employee Thrift Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

Certified Public Accountants
Miami, Florida
June 22, 2001






                   FPL GROUP EMPLOYEE THRIFT PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                               December 31,
                                                                                          2000              1999
ASSETS
Accrued interest receivable - Leveraged ESOP Account ............................    $        2,887    $        1,274

General investments, at fair value ..............................................       873,118,580       938,693,314

Employer securities, at fair value:
  Employer securities held by the Plan ..........................................       426,343,833       260,453,458
  Leveraged ESOP employer securities ............................................       379,624,369       244,189,396

    Total employer securities ...................................................       805,968,202       504,642,854

Total assets ....................................................................     1,679,089,669     1,443,337,442

LIABILITIES
Interest payable - Leveraged ESOP Account .......................................           693,445           738,747
Acquisition indebtedness of Leveraged ESOP ......................................       214,688,858       228,714,332

Total liabilities ...............................................................       215,382,303       229,453,079

NET ASSETS AVAILABLE FOR BENEFITS ...............................................    $1,463,707,366    $1,213,884,363



The accompanying Notes to Financial Statements are an integral part of these statements.

FPL GROUP EMPLOYEE THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                                                         Year Ended December 31, 2000
INCOME
Contributions:
  Received from Members ............................................................   $  36,704,681
  Noncash contributions (from employer) ............................................      15,487,431
   Total contributions .............................................................                     $   52,192,112

Earnings on investments:
  Interest:
    Interest-bearing cash ..........................................................         457,349
    Other loans (Member loans) .....................................................       1,826,277
      Total interest ...............................................................                          2,283,626

  Common stock dividends ...........................................................                         11,529,522

  Net appreciation (depreciation) in fair value of investments:
    Employer securities ............................................................     182,391,349
    Master trusts ..................................................................       6,597,262
    Registered investment companies ................................................     (85,539,411)
      Total net appreciation in fair value of investments ..........................                        103,449,200
Total income .......................................................................                        169,454,460

EXPENSES
Benefit payments to Members or beneficiaries .......................................                         72,307,896
Deemed distributions of Member loans ...............................................                            155,001
Administrative expenses ............................................................                            210,946
  Total expenses ...................................................................                         72,673,843

NET INCOME .........................................................................                         96,780,617

TRANSFERS
Transfers to the Plan - net ........................................................       3,535,024
Effect of current year Leveraged ESOP activity .....................................     149,507,362
Total transfers to the Plan ........................................................                        153,042,386

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 .............................                      1,213,884,363

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000 .............................                     $1,463,707,366






The accompanying Notes to Financial Statements are an integral part of these statements.



                      FPL GROUP EMPLOYEE THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS
                    For the year ended December 31, 2000


1.  Description of the Plan and Significant Accounting Policies

The Plan

The following description of the FPL Group Employee Thrift Plan (Plan) provides only general information. Participating employees (Members) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan. Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan, the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (FPL Bargaining Plan) and the FPL Energy Operating Services, Inc. Employee Thrift Plan (FPL Energy OSI Plan).

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA). The Plan has been designated as an Employee Stock Ownership Plan. Participation in the Plan is voluntary. The Plan was amended in 1999 to include employees of FPL Energy Maine Operating Services, LLC (FPL Energy Maine). Employees (other than union employees) are eligible to participate in the Plan after one full month of service with FPL Group, Inc. (FPL Group or Company) or certain of its subsidiaries or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Tax Saver Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Tax Saver Option permits a Member to elect to defer federal income taxes on all or a portion of their contributions (Tax Saver Contributions) until they are distributed from the Plan. Tax Saver Contributions were limited in 2000 to a maximum of $10,500 per Member and may be increased or decreased in future years for cost-of-living adjustments.

The Plan also includes leveraged employee stock ownership plan (Leveraged
ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in common stock of FPL Group, Inc. (Common Stock). The Trust purchased Common Stock from FPL Group using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Member's account is allocated its portion of Common Stock released from the Leveraged ESOP Account.

The Company has in place a Flexible Dividend Program which enables Members to choose how their dividends on certain shares of Common Stock held in the Plan are to be paid. Dividends on Common Stock acquired through the Leveraged ESOP do not qualify under this program. The options available to Members include reinvestment of dividends in Common Stock; distribution of dividends in cash; distribution of dividends in cash and contribution of an equivalent amount of their compensation to their thrift plan account; or a partial distribution with the balance reinvested in Common Stock.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100 percent vested in their accounts.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 7% of their base compensation (Earnings), which is matched in part by the Company with shares of Common Stock. For basic Tax Saver Contributions or contributions made on an after-tax basis, the Company match is 100% on the first 3% of a Member's Earnings, 50% on the next 3% and 25% on the last 1%. The Plan also provides for supplemental contributions by Members to be made in whole percentages from 1% to 9% of their Earnings, bringing the total maximum contributions to 16%. Supplemental contributions are not matched by the Company. Contributions are subject to certain limitations.

The value of a Member's contributions (including all income, gains and losses) is at all times 100% vested. For employees of FPL Energy Maine, company matching contributions are fully vested upon attaining six months of service as a Member of the Plan. For all others, company contributions vest at a rate of 20% each year and are fully vested upon a Member attaining five years of service as a Member of the Plan. An employee may also receive vesting credit for prior years of service as a member of the FPL Bargaining Plan or the FPL Energy OSI Plan.

The Plan's investment options include fourteen core funds, as well as a wide variety of mutual funds. The core funds are comprised of eleven "mix your own" investment options and three "pre-mixed" investment strategies. The "mix your own" investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts, a small-capitalization equity index fund and Common Stock. The "pre-mixed" investment strategy options are made up of different allocations of investment options providing various combinations of stocks and fixed income investments.


The Plan allows Members, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Member contributions from one investment option to another. At year end, the number of Members contributing to the Plan was 7,776. Company contributions are primarily made from Common Stock shares released from the Leveraged ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan or may be applied to administrative expenses. A Member who has attained at least the age of fifty and completed five years of service while a Member will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock.

A Member may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the Member's account, whichever is less. The vested portion of a Member's account will be pledged as security for the loan. The rate of interest is determined quarterly taking into account prime rate. The annual interest rate for Member loans outstanding at December 31, 2000 ranged from 7.25% to 9.75%.

Withdrawals by Members from certain of their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Member's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and either the FPL Bargaining Plan or the FPL Energy OSI Plan. The majority of transfers arise as a result of Members transferring between bargaining unit and non-bargaining unit status while employed by Florida Power & Light Company (FPL) or FPL Energy Maine.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Investment income and interest income on loans to Members is recognized when earned. Contributions by Members and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Members are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common Stock is valued at its quoted market price. Loans to Members are valued at cost, which approximates fair value.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Member accounts are adjusted daily; securities held in the Leveraged ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. At December 31, 2000, the contract value and fair value of investment contracts was $159,658,000 and $160,506,000, respectively. At December 31, 1999 the contract value and fair value of investment contracts was $205,296,000 and $201,431,000, respectively. The average yield for the portfolio of investment contracts was 6.23% and 6.29% for 2000 and 1999, respectively. The crediting interest rate at December 31, 2000 and 1999 was 6.10% and 5.59%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. See Note 8.

2.  Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the Leveraged ESOP Account are not considered plan assets but are for the joint benefit of the Plan, the FPL Bargaining Plan and, commencing in April 2000, the FPL Energy OSI Plan. The Leveraged ESOP Account is allocated for financial reporting purposes based on each plan's relative net assets. The Plan's allocation of Common Stock held in the Leveraged ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the Statements of Net Assets Available for Benefits, but are not available for, or the obligation of, Plan Members. The employer securities will be released from the Leveraged ESOP Account and allocated to accounts of Members under the Plan in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see Note 3). ESOP shares allocated to date are classified as employer securities held by the Plan on the Statements of Net Assets Available for Benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the Leveraged ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the Plan. The value of the shares allocated to accounts of members under the plans is not affected by these allocations.

Condensed financial statements of the Leveraged ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to (from) the plan in the financial statements of each plan. Allocation of shares to the plans are presented as noncash contributions in the financial statements of each plan.



                                                         Total                             The FPL            The
                                                     Leveraged ESOP                       Bargaining       FPL Energy
                                                        Account           The Plan            Plan          OSI Plan
Allocation percentage ............................       100.0%             70.6%            28.9%           0.5%

Accrued interest .................................    $       4,090     $       2,887     $      1,180     $       23
Employer securities ..............................      537,725,281       379,624,369      155,144,498      2,956,414
  Total assets ...................................      537,729,371       379,627,256      155,145,678      2,956,437

Interest payable .................................          982,242           693,445          283,396          5,401
Acquisition indebtedness .........................      304,099,620       214,688,858       87,738,822      1,671,940
  Total liabilities ..............................      305,081,862       215,382,303       88,022,218      1,677,341

Net assets at December 31, 2000 ..................    $ 232,647,509     $ 164,244,953     $ 67,123,460     $1,279,096

Contributions received from employer .............    $  26,393,105
Interest income ..................................           13,022
Dividends ........................................       16,736,745
Net appreciation in fair value of investments ....      221,756,106
  Total income ...................................      264,898,978

Interest expense .................................       30,896,690

Net income .......................................      234,002,288     $ 165,201,403     $ 67,514,341     $1,286,544
Allocation of shares to plans ....................      (22,142,047)      (15,487,431)      (6,165,838)      (488,778)
Transfers to (from) the plan .....................                -          (206,610)        (274,720)       481,330
Effect of current year Leveraged ESOP
  activity on net assets .........................      211,860,241       149,507,362       61,073,783      1,279,096
Net assets at December 31, 1999 ..................       20,787,268        14,737,591        6,049,677              -
Net assets at December 31, 2000 ..................    $ 232,647,509     $ 164,244,953     $ 67,123,460     $1,279,096

3.  Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for the Plan, the FPL Bargaining Plan and the FPL Energy OSI Plan, borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock.
 The Acquisition Indebtedness matures in 2019, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of members under the plans, along with cash contributions from FPL Group. For those dividends on shares allocated to accounts of members under the plans used to repay the loan, additional shares, equal in value to those dividends, will be allocated to accounts of members under the plans. In 2000, dividends received from shares held by the ESOP and shares allocated to accounts of members under the plans totaled approximately $16,737,000 and $6,316,000, respectively. Cash contributed in 2000 by FPL Group for the debt service shortfall totaled approximately $26,393,000.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions, as well as to repay dividends on ESOP shares allocated to accounts of members under the plans for debt service. During 2000, 550,591 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 2001 - $3,883,000; 2002 - $4,451,600; 2003 -
$5,023,600; 2004 - $5,604,000; 2005 - $6,200,000 and thereafter -
$278,937,420.

See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.


4.  Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the Leveraged ESOP Account or in cash which is used by the Trustee to purchase Common Stock. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively. During 2000, all Company contributions were made in Common Stock released from the Leveraged ESOP Account.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the Leveraged ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Members' accounts are reinvested in Common Stock for the benefit of its Members pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

5.  Investments

Investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

                                                     December 31,
                                                 2000            1999

Moderate Growth Investment Strategy ......   $ 64,569,633    $ 69,178,124
Long-term Growth Investment Strategy .....     71,051,575      81,808,867
FPL Managed Income Portfolio .............    173,027,244     174,690,983
Spartan U.S. Equity Index Fund ...........    120,269,315     154,060,160
Fidelity Magellan Fund ...................    116,907,988     139,965,850
Fidelity OTC Portfolio ...................     98,685,199     127,745,651
FPL Group Company Stock Fund .............    426,343,833     260,453,458

6.  Income Taxes

In February 1996, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated through January 1, 1995, met the requirements of Section 401 of the Code. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends distributed directly to Members.

Company contributions to the Plan on a Member's behalf, Member's Tax Saver Contributions, and the earnings thereon generally are not taxable to the Member until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Member's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

7.  Expenses

Certain fees such as annual account maintenance and investment management fees are paid by Plan Members. Trustee's fees and expenses are paid by FPL Group (which may charge each company whose employees participate under the Plan its allocated share) and, therefore, are not reflected in the financial statements.

8.  Master Trusts

A summary of participating interest in and financial statements for the Master Trusts follow.



                                                                                                    Percent of
                                                                                             Interest in Master Trust
                                                                                                   December 31,
                                                                                               2000            1999
FPL MANAGED INCOME PORTFOLIO
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        78.2%           76.5%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        21.6%           23.5%

FPL Energy Operating Services, Inc. Employee Savings Plan
EIN 65-0471798
PN 001 ...............................................................................         0.2%              -

CONSERVATIVE INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        80.6%           80.0%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        19.4%           20.0%

FPL Energy Operating Services, Inc. Employee Savings Plan
EIN 65-0471798
PN 001 ...............................................................................         0.0%              -

MODERATE GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        74.5%           74.1%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        25.5%           25.9%

FPL Energy Operating Services, Inc. Employee Savings Plan
EIN 65-0471798
PN 001 ...............................................................................         0.0%              -

LONG-TERM GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................        71.7%           73.2%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................        28.3%           26.8%

FPL Energy Operating Services, Inc. Employee Savings Plan
EIN 65-0471798
PN 001 ...............................................................................         0.0%              -




                          FPL MANAGED INCOME PORTFOLIO

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                               December 31,
                                                                                           2000            1999
ASSETS
General investments:
  Value of unallocated insurance and financial institution contracts ...............   $221,262,195    $228,312,304

Total assets .......................................................................    221,262,195     228,312,304

LIABILITIES ........................................................................              -               -

NET ASSETS AVAILABLE FOR BENEFITS ..................................................   $221,262,195    $228,312,304




          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                        Year Ended
                                                                                                       December 31,
                                                                                                           2000
INCOME
Contributions received from Members ...............................................................    $  4,917,631

Earnings on investments:
  Interest ........................................................................................      12,339,015

Total income ......................................................................................      17,256,646

EXPENSES
Benefit payments to Members or beneficiaries ......................................................      24,392,650

Account maintenance fees ..........................................................................           7,961

Total expenses ....................................................................................      24,400,611

NET LOSS...........................................................................................      (7,143,965)

TRANSFERS
Transfers into fund ...............................................................................     412,697,120
Transfers out of fund .............................................................................    (412,603,264)

Net transfers .....................................................................................          93,856

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................     228,312,304

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000 ............................................    $221,262,195





                    CONSERVATIVE INVESTMENT STRATEGY

             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                 December 31,
                                                                                             2000           1999
ASSETS
Receivables:
  Income ...........................................................................     $    84,293    $    84,315

General investments:
  Value of unallocated insurance and financial institution contracts ...............      10,241,252     13,368,723
  Mutual funds .....................................................................       9,312,247      8,085,733

      Total general investments ....................................................      19,553,499     21,454,456

Total assets .......................................................................      19,637,792     21,538,771

LIABILITIES ........................................................................             109          1,012

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $19,637,683    $21,537,759




           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                         Year Ended
                                                                                                        December 31,
                                                                                                            2000
INCOME
Contributions received from Members ...............................................................     $   294,096

Earnings on investments:
  Interest ........................................................................................         713,394
  Dividends .......................................................................................         354,478
  Net depreciation in fair value of investments ...................................................        (350,428)

Total income ......................................................................................       1,011,540

EXPENSES
Benefit payments to Members or beneficiaries ......................................................       2,070,161

Account maintenance fees ..........................................................................           1,148

Total expenses ....................................................................................       2,071,309

NET LOSS ..........................................................................................      (1,059,769)

TRANSFERS
Transfers into fund ...............................................................................       6,424,809
Transfers out of fund .............................................................................      (7,265,116)

Net transfers .....................................................................................        (840,307)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................      21,537,759

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000 ............................................     $19,637,683





                     MODERATE GROWTH INVESTMENT STRATEGY

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                 December 31,
                                                                                             2000           1999
ASSETS
Receivables:
  Income ...........................................................................     $   271,624    $   189,492
  Other ............................................................................          58,253         10,977
    Total receivables ..............................................................         329,877        200,469

General investments:
  Value of unallocated insurance and financial institution contracts ...............      23,131,741     19,944,621
  Mutual funds .....................................................................      63,199,600     73,209,864

      Total general investments ....................................................      86,331,341     93,154,485

Total assets .......................................................................      86,661,218     93,354,954

LIABILITIES ........................................................................             561              -

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $86,660,657    $93,354,954




           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                         Year Ended
                                                                                                        December 31,
                                                                                                            2000
INCOME
Contributions received from Members ...............................................................     $  2,524,065

Earnings on investments:
  Interest ........................................................................................        1,309,551
  Dividends .......................................................................................        2,008,496
  Net depreciation in fair value of investments ...................................................       (3,060,542)

Total income ......................................................................................        2,781,570

EXPENSES
Benefit payments to Members or beneficiaries.......................................................        4,693,342

Account maintenance fees ..........................................................................            5,995

Total expenses ....................................................................................        4,699,337

NET LOSS ..........................................................................................       (1,917,767)

TRANSFERS
Transfers into fund ...............................................................................       13,882,545
Transfers out of fund .............................................................................      (18,659,075)

Net transfers .....................................................................................       (4,776,530)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................       93,354,954

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000 ............................................     $ 86,660,657





               LONG-TERM GROWTH INVESTMENT STRATEGY

          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                 December 31,
                                                                                             2000            1999
ASSETS
Receivables:
  Income ...........................................................................     $    167,348    $    101,911
  Other ............................................................................           66,150         126,392
    Total receivables ..............................................................          233,498         228,303

General investments:
  Value of unallocated insurance and financial institution contracts ...............       11,042,921       7,008,628
  Mutual funds .....................................................................       87,877,354     104,640,528

      Total general investments ....................................................       98,920,275     111,649,156

Total assets .......................................................................       99,153,773     111,877,459

LIABILITIES ........................................................................           11,465          69,815

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $ 99,142,308    $111,807,644





          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                         Year Ended
                                                                                                        December 31,
                                                                                                            2000
INCOME
Contributions received from Members ...............................................................     $  5,089,917

Earnings on investments:
  Interest ........................................................................................          565,127
  Dividends .......................................................................................        2,082,311
  Net depreciation in fair value of investments ...................................................       (8,059,862)

Total loss ........................................................................................         (322,507)

EXPENSES
Benefit payments to Members or beneficiaries ......................................................        4,765,200

Account maintenance fees ..........................................................................            9,008

Total expenses ....................................................................................        4,774,208

NET LOSS ..........................................................................................       (5,096,715)

TRANSFERS
Transfers into fund ...............................................................................       16,345,094
Transfers out of fund .............................................................................      (23,913,715)

Net transfers .....................................................................................       (7,568,621)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1999 ............................................      111,807,644

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2000 ............................................     $ 99,142,308





FORM 5500: Schedule H, 4i                            FLORIDA POWER & LIGHT COMPANY - EIN 59-0247775
PLAN YEAR 2000                                               FPL GROUP EMPLOYEE THRIFT PLAN
PLAN #002                                      SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

                                             UNITS/SHARES       PRICE        HISTORICAL         MARKET VALUE
FUND NAME                                      12/31/00       12/31/00          COST              12/31/00
FIDELITY FUND                                   39,538.75      $32.76      $1,535,186.98       $1,295,289.49
FIDELITY PURITAN                                21,258.12      $18.83         400,464.46          400,290.31
FIDELITY TREND                                     303.18      $56.41          20,026.13           17,102.43
FIDELITY GINNIE MAE                             53,203.41      $10.73         566,197.84          570,872.59
FIDELITY MAGELLAN                              979,949.60     $119.30      97,958,021.45      116,907,987.61
FIDELITY EQUITY INC                              8,172.99      $53.43         437,684.76          436,682.89
FIDELITY GROWTH CO                              76,106.16      $71.43       6,724,794.25        5,436,262.65
FIDELITY INVST GR BD                            31,207.59       $7.16         219,029.29          223,446.37
FIDELITY INTER BOND                              4,838.26      $10.04          47,322.31           48,576.17
FIDELITY CAP & INC                              74,422.02       $7.73         676,504.82          575,282.21
FIDELITY VALUE                                   4,927.48      $46.35         220,769.12          228,388.58
FIDELITY GOVT INCOME                            40,853.33       $9.87         392,596.24          403,222.38
FID INDEPENDENCE FD                             88,517.93      $22.01       2,318,434.81        1,948,279.66
FIDELITY OTC PORT                            2,404,024.33      $41.05     111,163,388.13       98,685,198.71
FIDELITY OVERSEAS                              756,893.88      $34.37      25,968,885.17       26,014,442.48
FIDELITY EUROPE                                 26,237.43      $29.77         913,252.09          781,088.30
FIDELITY PAC BASIN                              11,028.39      $17.29         263,227.98          190,680.80
FIDELITY REAL ESTATE                            25,731.02      $18.50         462,482.87          476,023.80
FIDELITY BALANCED                               53,752.39      $15.19         877,776.50          816,498.82
FIDELITY INTL GR&INC                             2,858.98      $22.72          81,974.69           64,956.11
FIDELITY CAP APPREC                              4,296.33      $22.23         114,838.85           95,507.35
FIDELITY CONV SEC                               34,355.90      $20.78         873,317.91          713,915.55
FIDELITY CANADA                                  9,176.61      $21.02         228,636.77          192,892.23
FIDELITY UTILITIES                              50,082.97      $16.09       1,170,242.52          805,835.04
FIDELITY BLUE CHIP                              53,717.40      $51.53       3,093,611.43        2,768,057.45
FID ASSET MANAGER                               11,347.25      $16.82         205,350.40          190,860.67
FIDELITY DISC EQUITY                             8,468.88      $25.82         251,010.41          218,666.44
FIDELITY LOW PR STK                             16,494.27      $23.12         373,716.88          381,347.60
SPARTAN 500 INDEX                               16,576.78      $90.76       1,616,582.37        1,504,508.11
FIDELITY WORLDWIDE                               1,271.00      $15.63          24,727.33           19,865.79
FIDELITY EQ INC II                              35,237.57      $23.86         926,598.38          840,768.30
FIDELITY STK SELECTR                             2,788.67      $24.84          81,694.11           69,270.57
FID ASSET MGR GROWTH                            32,284.86      $15.91         611,892.23          513,652.13
FIDELITY EMERG MRKTS                             2,756.49       $8.03          28,209.69           22,134.61
FIDELITY AGGR GROWTH                           434,222.90      $36.17      23,183,277.61       15,705,842.30
FIDELITY DIVERS INTL                            88,056.54      $21.94       2,050,278.79        1,931,960.58
FID ASSET MGR INCOME                             2,841.27      $11.73          34,254.31           33,328.07
FIDELITY DIVD GROWTH                            67,587.09      $29.96       2,060,697.36        2,024,909.23
FIDELITY NEW MKT INC                            14,000.49      $11.39         161,956.64          159,465.56
FIDELITY EXP & MULTI                            13,820.73      $16.88         279,374.79          233,293.91
FIDELITY TECHNOQUANT                            10,382.96      $13.61         165,733.13          141,312.02
FIDELITY GLOBAL BAL                              2,158.75      $17.43          41,822.71           37,627.09
FID AGGRESSIVE INTL                              9,231.15      $13.31         156,356.24          122,866.66
FIDELITY SM CAP SEL                              6,680.95      $16.23       6,793,271.64          108,431.82
FIDELITY MID-CAP STK                           264,368.91      $26.06         104,575.56        6,889,453.84
FIDELITY LG-CAP STK                             30,196.52      $17.75         622,280.97          535,988.27
FIDELITY CONTRA II                              56,632.91      $11.49         797,983.66          650,712.09
FIDELITY SM CAP STK                             23,584.99      $13.51         310,277.52          318,633.25
FIDELITY EUR CAP APP                            10,842.09      $19.19         215,777.18          208,059.64
FIDELITY LATIN AMER                              2,594.47      $13.06          42,570.62           33,883.76
FIDELITY JAPAN                                  56,195.71      $13.75       1,165,671.70          772,691.05
FIDELITY SE ASIA                                 6,077.34      $11.43          93,014.41           69,463.90
FID FREEDOM INCOME                                 530.82      $11.17           5,992.07            5,929.24
FID FREEDOM 2000                                79,806.22      $11.81         989,973.72          942,511.47
FID FREEDOM 2010                                56,274.94      $13.84         831,660.38          778,845.23
FID FREEDOM 2020                                13,748.56      $14.56         221,585.66          200,178.97
FID FREEDOM 2030                                15,557.16      $15.00         251,150.04          233,357.47
SPTN TOTAL MKT INDEX                            13,391.90      $33.50         487,579.31          448,628.78
SPTN EXTND MKT INDEX                             7,056.54      $26.72         231,115.55          188,550.75
SPARTAN INTL INDEX                               2,075.82      $31.69          70,182.18           65,782.68
FIDELITY SH TERM BD                             18,489.71       $8.62         158,235.66          159,381.29
FIDELITY INTL BOND                                  15.16       $8.36             129.71              126.70
FIDELITY HIGH INCOME                            34,071.66       $9.45         394,873.05          321,977.18
FIDELITY FIFTY                                  34,137.46      $18.50         667,275.95          631,542.92
FIDELITY RETIRE MMKT                            15,200.79       $1.00          15,200.79           15,200.79
FIDELITY RET GOVT MM                         9,353,747.55       $1.00       9,353,747.55        9,353,747.55
SPARTAN US EQ INDEX                          2,569,308.17      $46.81      73,318,504.58      120,269,315.47
FIDELITY US BD INDEX                         1,458,762.57      $10.59      15,414,560.43       15,448,295.59
FPL MANAGED INCOME *                       173,027,244.47       $1.00     173,027,244.47      173,027,244.47
BGI RUSSELL 2000 K                              78,808.42       $8.32         688,707.08          655,686.03
INVESCO TOTAL RETURN                               807.64      $26.43          21,584.85           21,346.02
NB GUARDIAN TRUST                                4,298.23      $11.71          60,662.93           50,332.30
DOMINI SOCIAL EQUITY                            10,648.69      $34.57         407,095.64          368,125.34
INVESCO EQUITY INC                               4,256.35      $14.36          68,138.47           61,121.21
AMR BALANCED PA                                    407.62      $11.87           4,779.44            4,838.50
AMR LARGE CAP VAL PA                             5,118.13      $14.95          73,311.11           76,516.08
AMR INTL EQUITY PA                               1,042.83      $17.08          18,773.52           17,811.43
AMR SH TERM BOND PA                                  4.88       $9.31              45.21               45.46
PIMCO TOT RETURN ADM                            35,791.97      $10.39         362,323.38          371,878.56
TMPL FOREIGN SM CO A                             3,369.62      $14.29          50,125.71           48,151.92
MSI EQUITY GROWTH B                              3,502.04      $20.32          83,433.59           71,161.47
MUTUAL DISCOVERY A                              12,198.02      $18.83         257,998.86          229,688.65
BARON GROWTH                                     8,245.14      $28.82         258,683.10          237,624.85
BARON ASSET FUND                                 2,847.68      $54.39         164,682.38          154,885.09
BRANDYWINE FUND                                816,255.51      $29.39      28,953,648.96       23,989,749.43
CALVERT NEWVIS SM CP                               724.50      $16.86          12,230.21           12,215.11
CALVERT NEW AFRICA A                               220.01       $5.36           1,327.11            1,179.27
CALVERT SIF BALANCED                                 1.73      $28.32              52.02               49.05
CALVERT CAP ACC A                                1,518.15      $27.18          50,108.44           41,263.34
CALVERT INTL EQTY A                                  1.83      $19.48              42.37               35.64
MONTGOMERY GLOBAL 20                               880.22      $14.31          18,144.01           12,595.96
UAM/FMA SM COMPANY                               1,105.58      $17.77          19,999.89           19,646.10
UAM/FPA CRESCENT                                    21.88      $12.82             312.71              280.48
UAM/RHJ SMALL CAP                                  391.44      $15.01           6,129.49            5,875.50
PBHG EMERGING GROWTH                            21,878.66      $23.74         785,265.76          519,399.40
ARIEL FUND                                       7,076.20      $33.61         243,616.75          237,831.03
ARIEL APPRECIATION                               3,296.29      $32.53         103,771.33          107,228.41
ARIEL PREMIER BOND                               8,842.51      $10.10          86,919.04           89,309.34
ALGER CAP APPRECIATN                           780,238.97      $15.48      15,084,324.91       12,078,099.27
ALGER MID CAP GROWTH                           375,082.30      $15.85       6,155,410.92        5,945,054.38
ALGER SMALL CAP RTM                             56,864.18      $20.80       1,636,043.04        1,182,774.97
DREY FNDRS BALNCED F                                61.02       $9.22             623.50              562.58
DREY FNDRS G & I F                              17,079.17       $5.69         123,400.56           97,180.47
DREY FNDRS GROWTH F                             13,044.64      $14.03         287,308.43          183,016.33
DREY FNDRS MC GRTH F                            19,390.93       $4.36         141,285.12           84,544.47
DREY FNDRS WW GRTH F                            10,607.89      $15.69         242,969.57          166,437.84
DREY FNDRS PASSPRT F                            32,820.77      $14.17         816,381.44          465,070.27
FRANKLIN SM CAP GRTH                            31,956.57      $39.33       1,589,130.73        1,256,851.81
PBHG GROWTH FUND                                80,828.72      $31.10       4,234,319.39        2,513,773.16
INVESCO DYNAMICS                               104,326.16      $23.77       2,926,098.74        2,479,832.87
INVESCO SM CO GROWTH                            28,542.47      $15.35         540,022.31          438,126.89
INVESCO BL CHIP GRTH                           283,094.19       $5.15       2,131,574.47        1,457,935.05
INVESCO HIGH YIELD                              42,695.34       $5.10         259,090.23          217,746.22
INVESCO SEL INCOME                               5,029.47       $5.93          30,436.28           29,824.77
INVESCO VALUE EQUITY                             2,474.73      $21.49          63,234.43           53,181.92
JANUS FLEX INCOME                               36,980.10       $9.14         342,689.62          337,998.08
TEMPLETON FOREIGN A                            401,875.75      $10.34       4,209,190.96        4,155,395.23
DREY FNDRS DISCVRY F                            44,387.88      $34.75       1,976,576.95        1,542,478.72
MSI INTL MAGNUM B                                3,359.54      $11.52          37,928.35           38,701.91
MSI GLOBAL EQUITY B                             11,861.53      $16.92         224,832.01          200,697.03
MAS BALANCED ADVISER                             1,162.88      $11.97          15,763.29           13,919.69
MAS HIGH YIELD ADV                               4,005.85       $6.78          34,641.64           27,159.66
MAS MID CAP GRTH ADV                            39,601.87      $24.48       1,222,301.27          969,453.71
MAS VALUE ADVISER                               19,801.45      $14.76         264,244.92          292,269.37
MSI SM CO GROWTH B                             109,165.74      $10.68       1,547,748.23        1,165,890.04
MSI ACTIVE INTL B                                1,173.48      $10.80          14,594.41           12,673.65
MSI EMERGING MKTS B                              7,758.71      $11.26         112,538.62           87,363.07
MUTUAL SHARES CL A                               3,482.50      $19.73          69,736.53           68,709.67
NB FOCUS TRUST                                  13,719.67      $29.13         413,807.86          399,653.99
NB GENESIS TRUST                                11,020.84      $26.75         269,337.37          294,807.43
NB MANHATTAN TRUST                              37,414.10      $14.72         811,211.75          550,735.53
NB PARTNERS TRUST                                  976.14      $16.90          17,292.17           16,496.84
PIMCO CAP APPR ADMIN                             9,237.63      $20.23         228,389.67          186,877.30
PIMCO MID CAP ADMIN                             13,801.58      $24.19         391,448.78          333,860.18
PIMCO GLOBAL BOND AD                             2,399.78       $8.70          21,226.67           20,878.10
PIMCO HIGH YIELD ADM                            19,088.96       $9.71         202,981.83          185,353.84
PIMCO LOW DUR ADM                                1,911.32       $9.90          18,790.57           18,922.04
PIMCO LT US GOVT ADM                             9,030.90      $10.59          89,939.17           95,637.20
STRONG ADVANTAGE                                 3,135.59       $9.89          31,108.66           31,011.03
STRONG SHORTTERM BND                             2,668.73       $9.40          24,947.66           25,086.05
STRONG DISCOVERY                                   544.38      $16.39          11,297.38            8,922.43
STRONG GROWTH FUND                             131,155.85      $27.05       4,733,080.81        3,547,765.76
STRONG ADV COM STK Z                             4,123.97      $20.16          96,722.98           83,139.30
STRONG OPPORTUNITY                              13,074.35      $42.35         591,276.44          553,698.71
STRONG LG CAP GROWTH                            27,010.76      $34.77       1,197,522.70          939,164.01
STRONG GOVT SECURITY                            27,188.78      $10.59         274,930.87          287,929.23
TEMPLETON DEV MKTS A                             5,392.31      $10.59          79,443.29           57,104.55
TEMPLETON GROWTH A                               9,452.22      $18.39         180,007.42          173,826.25
TEMPLETON GLOBAL BD                              2,538.44       $8.24          21,063.16           20,916.73
TRP EQUITY INCOME                              309,619.62      $24.67       7,956,561.30        7,638,315.96
TEMPLETON WORLD A                               21,829.07      $16.48         389,453.91          359,743.00
USAA GNMA TRUST                                  5,064.88       $9.84          48,845.87           49,838.46
USAA INCOME FUND                                    67.26      $11.96             801.04              804.40
USAA INCOME STOCK                                2,734.24      $18.63          49,036.08           50,938.94
USAA INTERNATIONAL                                 861.90      $19.86          18,855.61           17,117.36
USAA GROWTH FUND                                 1,080.40      $19.00          25,683.81           20,527.60
USAA EMERGING MKTS                                  97.76       $7.38             915.24              721.46
CSWP CAP APPREC COM                             36,750.60      $23.65       1,084,538.26          869,151.58
CSWP EMERGING GROWTH                             2,034.03      $35.90         103,122.84           73,021.52
CSWP GLBL FX INC COM                             2,183.28       $9.71          21,443.82           21,199.61
CSWP VALUE II COM                                9,908.84      $13.62         141,379.53          134,958.41
CSWP INTL EQUITY COM                             6,049.53      $15.08         131,493.41           91,226.87
CSWP SM CO VAL II CM                             9,070.83      $12.54         114,274.69          113,748.20
FPL CONS INV STRGY *                           883,669.79      $17.92      10,772,341.97       15,835,362.63
MODERATE GRWTH STRGY *                       2,734,842.58      $23.61      36,757,217.83       64,569,633.20
LONG-TERM STRGY *                            2,728,555.10      $26.04      41,226,063.99       71,051,574.67
FPL GROUP STOCK *                           14,141,991.12      $19.25     139,705,453.66      272,233,329.10
FPL GROUP STK LESOP *                        8,013,242.18      $19.39      96,843,838.95      155,376,765.90
LEVERAGED ESOP EMPLOYER SECURITIES *         5,290,931.97      $71.75     153,437,027.19      379,624,369.00
MEMBER LOAN BALANCES
  (7.25% TO 9.75%; MATURING 2001-2005)                                     22,227,659.49       22,227,659.49

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                              $1,174,464,825.04   $1,679,086,781.72

*PARTY-IN-INTEREST




SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



DATE:  June 27, 2001		FPL Group Employee Thrift Plan
                                         (Name of Plan)



	                        By:	JAMES K. PETERSON
                                        James K. Peterson
                         Director, Human Resources Centers of Expertise





                    INDEPENDENT AUDITORS' CONSENT




We consent to the incorporation by reference in Post-Effective Amendment No. 2 to Registration Statement No. 33-31487 on Form S-8, Registration Statement No. 333-30697 on Form S-8 and Registration Statement No. 333-87869 on Form S-8 of FPL Group, Inc. of our report dated June 22, 2001, appearing in this Annual Report on Form 11-K of FPL Group Employee Thrift Plan for the year ended December 31, 2000.




DELOITTE & TOUCHE LLP

Miami, Florida
June 27, 2001